Exhibit 99.1

Ellomay Announces Receipt of a 22.2 MW / 100.3 MWh (4.5-hour) Battery Storage Grid Access and Connection Permit by Ellomay Solar

Tel-Aviv, Israel, Sept. 29, 2026 (GLOBE NEWSWIRE) -- Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe, USA and Israel, announced today that its Spanish indirectly held wholly-owned subsidiary, Ellomay Solar S.L., which owns a 28 MWp solar facility in Talaván, Cáceres, Spain, received a battery storage grid access and connection permit for a project with a capacity for up to 22.2 MW /100.3 MWh (4.5-hour) (the “BESS Facility”). The BESS Facility also received a permit to charge 22.2 MW electricity from the grid. The charging permit is expected to increase the flexibility and profitability of the project.

The BESS Facility will be constructed on land already leased to Ellomay Solar. Ellomay currently expects that construction of the BESS Facility will commence in the beginning of 2027 and will be completed in the fourth quarter of 2027.

Ran Fridrich, CEO and Board member of Ellomay, said: “As previously disclosed by Ellomay, battery storage is a core growth engine for Ellomay, and we are focusing our efforts in markets where the need for flexibility is growing fastest, primarily Spain and Italy. The permit received by Ellomay Solar represents an important milestone in our strategy. The combination of solar generation and long-duration storage from Ellomay Solar’s facility and from the grid will provide a great degree of flexibility to Ellomay Solar, helping us make more effective use of renewable energy while supporting the evolving needs of the power system. We are pleased to advance the BESS Project and continue developing solutions that contribute to a more flexible and resilient energy future.”

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay focuses its business in the renewable energy and power sectors in Europe, USA and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy, Spain, the Netherlands and USA, including:

●	Approximately 335.9 MW of operating solar power plants in Spain (including a 300 MW solar plant in owned by Talasol, which is 51% owned by the Company) and 51% of approximately 48 MW of operating solar power plants in Italy;

●	Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million Nm3 per year, respectively;

●	83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;

●	51% of solar projects in Italy with an aggregate capacity of 150 MW that are under construction;

●	Solar projects in Italy with an aggregate capacity of 227 MW that have reached “ready to build” status; and

●	Solar projects in the Dallas Metropolitan area, Texas, USA with an aggregate capacity of approximately 49 MW that are connected to the grid and 14 MW that is awaiting connection to the grid.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including delays and difficulties in commencing and finalizing the construction of the BESS Facility, changes in electricity prices and demand, regulatory changes increases in interest rates and inflation, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas) and in the price of oil, the impact of the war and hostilities in Israel and Gaza and between Israel and Iran, the impact of the continued military conflict between Russia and Ukraine, technical and other disruptions in the operations or construction of the power plants owned by the Company, inability to obtain the financing required for the development and construction of projects, increases in interest rates and inflation, changes in exchange rates, delays in development, construction, or commencement of operation of the projects under development, failure to obtain permits - whether within the set time frame or at all, climate change, and general market, political and economic conditions in the countries in which the Company operates, including Israel, Spain, Italy and the United States. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with the Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Kalia Rubenbach (Weintraub)

CFO

Tel: +972 (3) 797-1111

Email: hilai@ellomay.com